Timothy M. Rishton
Senior Vice President & Chief Accounting Officer
International Game Technology PLC
66 Seymour Street, 2nd Floor
London, W1H 5BT
United Kingdom

VIA EDGAR

January 16, 2020

Division of Corporation Finance
Office of Trade & Services
United States Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:    International Game Technology PLC
Form 6-K
Filed November 14, 2019
File No. 001-36906

Ladies & Gentlemen:

We are responding to your comment letter dated December 18, 2019 to Alberto Fornaro, Executive Vice President and Chief Financial Officer of International Game Technology PLC (“IGT” or the “Company”) related to the above referenced Form 6-K.

For ease of reference, we have reproduced your comments in bold text preceding our response.

Form 6-K filed November 14, 2019
Exhibit 99.1, page 1

1.
We note that you present revenue for the three months ended September 30, 2019 in the first bullet point, and that it is “up 3% at constant currency.” Please revise to also present the percentage change in GAAP revenue in this bullet point in accordance with Item 100(a)(1) of Regulation G. Your discussion elsewhere in your earnings release where you discuss changes in your operating results only a constant currency basis should also be revised to discuss the amounts of the changes on a GAAP basis. See guidance in Questions 102.10 and 104.06 of the Compliance and Disclosure Interpretations Regarding Non-GAAP Measures.

Response:

We acknowledge the Staff’s comment and respectfully submit that in future filings the Company will revise its disclosures to ensure that when presenting information on changes in constant currency, we will precede such presentation with disclosure and discussion of the changes on a GAAP basis.

Exhibit 99.1, page 7

2.	We note the presentation of Adjusted EBITDA in your 2019 Outlook. Please reconcile this non-GAAP measure to the most directly comparable GAAP measure in accordance with Item 100(a)(2) of Regulation G.

Response:

We respectfully acknowledge the Staff’s comment. In future filings, the Company will provide its outlook for GAAP measures such as operating income and depreciation and amortization rather than the non-GAAP adjusted EBITDA measure. In future filings the outlook will be similar to the following:

202X Outlook

•	Operating income of $X.XXX - $X.XXX billion

•	Depreciation and amortization of $XXX - $XXX million

•	Capital expenditures of $XXX - $XXX million

•	Full-year EUR/USD exchange rate of 1.XX

Exhibit 99.1, page 15

3.
We note that you present a full non-GAAP income statement when reconciling non-GAAP measures to the most directly comparable GAAP measures. Please revise your presentation to eliminate the presentation of a full non-GAAP income statement in your next earnings release. Refer to the guidance in Question 102.10 of the Compliance and Disclosure Interpretations Regarding Non-GAAP Measures.

Response:

We respectfully acknowledge the Staff’s comment. In future filings, the Company will eliminate the presentation of a full non-GAAP income statement. The Company will continue to include reconciliations for Adjusted EBITDA and Free Cash Flow similar to those disclosed in Exhibit 99.1, page 14. Additionally, the Company will provide a separate reconciliation to the most comparable GAAP measure for the non-GAAP measure of Adjusted Net Income Per Diluted Share previously included within the full non-GAAP income statements. In future filings the non-GAAP reconciliations will be similar to the following:

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Adjusted EBITDA, Free Cash Flow, and Adjusted Net Income per Common Share
Reconciliations of Non-GAAP Financial Measures
($ and shares in thousands, except per share amounts)
Unaudited

For the three months ended
XX XX,
	20XX	20XX
Net income
Provision for income taxes
Interest expense, net
Foreign exchange gain, net
Amortization (purchase accounting)
Amortization (non-purchase accounting) [a]
Depreciation
Stock-based compensation expense
Other [b]
Adjusted EBITDA

Cash flows from operating activities
Capital expenditures
Free Cash Flow

Net income attributable to IGT PLC
Foreign exchange gain, net
Amortization (purchase accounting)
Other [b]
Income tax effect of adjustments
Adjusted net income attributable to IGT PLC
Weighted -average shares - diluted
Net income attributable to IGT PLC per common share - diluted
Adjusted net income attributable to IGT PLC per common share - diluted

(a)	Includes amortization of upfront license fees

(b)	Includes impairment charges, restructuring expense, transaction-related costs and refinancing costs

Should you have any questions or further comments regarding this matter, please do not hesitate to contact the undersigned at (401) 392-7867.

International Game Technology PLC

/s/ Timothy M. Rishton____________________________
Timothy M. Rishton
Senior Vice President & Chief Accounting Officer

cc:	Alberto Fornaro, Executive Vice President & Chief Financial Officer - International Game Technology PLC
Audit Committee of the International Game Technology PLC Board of Directors
Jason Kelly, Partner - PricewaterhouseCoopers LLP

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